# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bexil Investment Trust, CIK 0001059213
CUSIP: 25538A204
Title of class of securities: Shares of Beneficial Interest
Address of issuer's principal executive offices: 2255 Buffalo Road, Rochester, New York (NY), 14624
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001510001-12-000003
Filed by CIK 0001510001
Persons authorized to receive notices and communications: Russell L. Kamerman, Esq., 2255 Buffalo Road, Rochester, New York (NY), 14624, 212-785-0900

## Reporting persons
- Bexil Securities LLC (CIK 0001510001): type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: working capital (WC); sole voting power 0; shared voting power 879,274.6; sole dispositive power 0; shared dispositive power 879,274.6; aggregate amount beneficially owned 879,274.6 (6.8% of the class)
- Bexil Advisers LLC (CIK 0001520629): type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); source of funds: working capital (WC); sole voting power 0; shared voting power 684,699.31; sole dispositive power 0; shared dispositive power 684,699.31; aggregate amount beneficially owned 684,699.31 (5.3% of the class)
- Bexil Corporation (CIK 0001023714): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Maryland (MD); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,589,351.71; sole dispositive power 0; shared dispositive power 1,589,351.71; aggregate amount beneficially owned 1,589,351.71 (12.3% of the class)
- Midas Securities Group, Inc. (CIK 0001141394): type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,651,603.71; sole dispositive power 0; shared dispositive power 1,651,603.71; aggregate amount beneficially owned 1,651,603.71 (12.8% of the class)
- Winmill & Co. Incorporated (CIK 0000052234): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,806,376.71; sole dispositive power 0; shared dispositive power 1,806,376.71; aggregate amount beneficially owned 1,806,376.71 (14% of the class)
- Winmill Family Trust: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New Hampshire (NH); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,806,376.71; sole dispositive power 0; shared dispositive power 1,806,376.71; aggregate amount beneficially owned 1,806,376.71 (14% of the class)
- Mark Campbell Winmill (CIK 0001019264): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,806,376.71; sole dispositive power 0; shared dispositive power 1,806,376.71; aggregate amount beneficially owned 1,806,376.71 (14% of the class)
- Thomas Bassett Winmill (CIK 0001018500): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 51,078; shared voting power 1,806,376.71; sole dispositive power 51,078; shared dispositive power 1,806,376.71; aggregate amount beneficially owned 1,857,454.71 (14.4% of the class)
- William M. Winmill (CIK 0001733616): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 7,700; shared voting power 1,806,376.71; sole dispositive power 7,700; shared dispositive power 1,806,376.71; aggregate amount beneficially owned 1,814,076.71 (14% of the class)
- Woodworth Borst Winmill (CIK 0002050757): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 12,400; shared voting power 1,806,376.71; sole dispositive power 12,400; shared dispositive power 1,806,376.71; aggregate amount beneficially owned 1,818,776.71 (14.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Shares of Beneficial Interest
Name of issuer: Bexil Investment Trust
Address of issuer's principal executive offices: 2255 Buffalo Road, Rochester, New York (NY), 14624

## Item 2. Identity and Background
Name of person filing:
(a) - (c) This Schedule 13D is being filed by the following (collectively, the "Reporting Persons"):

Bexil Securities LLC ("BSL")
Maryland limited liability company
Business services
2255 Buffalo Road, Rochester, NY 14624

Bexil Advisers LLC ("BAL")
Maryland limited liability company
Investment adviser
2255 Buffalo Road, Rochester, NY 14624

Bexil Corporation ("BXLC")
Maryland corporation
Holding company
2255 Buffalo Road, Rochester, NY 14624

Midas Securities Group, Inc. ("MSG")
Delaware corporation
Broker/dealer
2255 Buffalo Road, Rochester, NY 14624

Winmill & Co. Incorporated ("WCI")
Delaware corporation
Holding company
2255 Buffalo Road, Rochester, NY 14624

Winmill Family Trust (the "Trust"),
New Hampshire trust
Holding company
PO Box 1198, Walpole, NH 03608

Mark C. Winmill
3814 Route 44, Millbrook, NY 12545

Thomas B. Winmill
PO Box 4, Walpole, NH 03608

William M. Winmill
2255 Buffalo Road, Rochester, NY 14624

Woodworth B. Winmill
2255 Buffalo Road, Rochester, NY 14624

Additional information regarding the Reporting Persons filing this Schedule 13D is attached hereto as Exhibit A.
Residence or business address: See Item 2(a).
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Mark C. Winmill, Thomas B. Winmill, William M. Winmill, and Woodworth B. Winmill are citizens of the U.S.A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: BSL and BXLC used working capital to acquire Shares. Each of Thomas B. Winmill, William M. Winmill, and Woodworth B. Winmill used personal funds to acquire his directly owned Shares. BXLC, MSG, WCI, the Trust, Thomas B. Winmill, Mark C. Winmill, William M. Winmill and Woodworth B. Winmill may be deemed to have indirect beneficial ownership of Shares held by BSL and BAL, which each of them disclaim.

## Item 4. Purpose of Transaction
Purpose of transaction:
This amendment relates to the acquisition of Shares by the Reporting Persons for investment purposes.

Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each Reporting Person. BSL, BAL, BXLC, MSG, WCI, the Trust, Mark C. Winmill William M. Winmill, and Woodworth B. Winmill disclaim beneficial ownership of the Shares held by Thomas B. Winmill. BXLC, MSG, WCI, the Trust, Mark C. Winmill, Thomas B. Winmill William M. Winmill, and Woodworth B. Winmill disclaim beneficial ownership of the Shares held by BSL and BAL. BSL disclaims beneficial ownership of the Shares held by BAL. BAL disclaims beneficial ownership of the Shares held by BSL.
Number of shares as to which each person has sole or shared power to vote or dispose: Power to vote and to dispose of the Shares resides with the Reporting Persons as and to the extent described in the separate reporting page for each Reporting Person.
Transactions in the class effected during the past sixty days:
During the last sixty days, the following transactions were effected in the Shares by the Reporting Persons:

Reporting Person: BSL
Date: 12/31/2024
Transaction: Dividend Distribution Reinvestment
Number of Shares: 21,896.33
Price per Share: $12.53
Where and How Transaction Effected: Issuer Dividend Reinvestment Plan

Reporting Person: BAL
Date: 12/31/2024
Transaction: Dividend Distribution Reinvestment
Number of Shares: 17,050.88
Price per Share: $12.53
Where and How Transaction Effected: Issuer Dividend Reinvestment Plan

Reporting Person: BXLC
Date: 12/31/2024
Transaction: Dividend Distribution Reinvestment
Number of Shares: 631.98
Price per Share: $12.53
Where and How Transaction Effected: Issuer Dividend Reinvestment Plan
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
BXLC is the sole member of BSL and BAL, the investment manager of the Issuer. BXLC is a holding company. Thomas B. Winmill is a director of BXLC. MSG owns approximately 21% of the outstanding shares of BXLC. MSG, a registered broker/dealer, is a wholly owned subsidiary of WCI. WCI is also a holding company. The Trust owns all of the voting stock of WCI. The Trust has four trustees, including Thomas B. Winmill, Mark C. Winmill, William M. Winmill, and Woodworth B. Winmill each with equal voting rights, meaning that a majority of the trustees must agree with respect to voting and investment decisions.

BAL is the investment manager of the Issuer. Pursuant to an investment management agreement effective September 19, 2012 ("IMA"), BAL receives a fee payable monthly for investment advisory services at an annual rate of 0.95% of the Issuer's managed assets. "Managed assets" means the average weekly value of the Issuer's total assets minus the sum of the Issuer's liabilities, which liabilities exclude debt relating to leverage, short term debt, and the aggregate liquidation preference of any outstanding preferred stock.

Additionally, pursuant to the IMA, the Issuer reimburses BAL for providing at cost certain administrative services comprised of compliance and accounting services.

Certain officers and directors of the Issuer are officers, directors, trustees, and managers of the Reporting Persons.

Each of Mark C. Winmill, William M. Winmill, and Woodworth B. Winmill, a Reporting Person, may be deemed to be a controlling person of WCI and MSG. Each of Thomas B. Winmill, Mark C. Winmill, William M. Winmill, Woodworth B. Winmill Russell Kamerman, Donald Klimoski II, and Thomas O'Malley are directors, managers, and/or officers of one or more of WCI, MSG, BXLC, BSL, BAL, and the Issuer. The Issuer has standing audit, nominating, and governance committees comprised of independent directors Roger A. Atkinson, Jon Tomasson, and Peter K. Werner. The function of the audit committee is to routinely review financial statements and other audit-related matters as they arise throughout the year. The nominating committee, among other things, nominates candidates to the Board of Trustees. The primary purpose of the governance committee is to assist the Board of Trustees in serving its oversight role on behalf of the interests of the Issuer and all of its shareholders in respect to the governing documents of the issuer. The Issuer also has an executive committee comprised of Thomas B. Winmill.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Certain information concerning the Reporting Persons.
Exhibit B: Agreement to file SC 13D jointly.

## Signatures
- Bexil Securities LLC: /s/ Russell Kamerman, Russell Kamerman/General Counsel (01/08/2025)
- Bexil Advisers LLC: /s/ Russell Kamerman, Russell Kamerman/General Counsel (01/08/2025)
- Bexil Corporation: /s/ Russell Kamerman, Russell Kamerman/General Counsel (01/08/2025)
- Midas Securities Group, Inc.: /s/ Russell Kamerman, Russell Kamerman/General Counsel (01/08/2025)
- Winmill & Co. Incorporated: /s/ Donald Klimoski II, Donald Klimoski II/General Counsel (01/08/2025)
- Winmill Family Trust: /s/ Thomas Winmill, Thomas Winmill/Trustee (01/08/2025)
- Winmill Family Trust: /s/ Mark C. Winmill, Mark C. Winmill/Trustee (01/08/2025)
- Winmill Family Trust: /s/ William M. Winmill, William M. Winmill/Trustee (01/08/2025)
- Winmill Family Trust: /s/ Woodworth B. Winmill, Woodworth B. Winmill/Trustee (01/08/2025)
- Mark Campbell Winmill: /s/ Mark C. Winmill, Mark C. Winmill (01/08/2025)
- Thomas Bassett Winmill: /s/ Thomas B. Winmill, Thomas B. Winmill (01/08/2025)
- William M. Winmill: /s/ William M. Winmill, William M. Winmill (01/08/2025)
- Woodworth Borst Winmill: /s/ Woodworth B. Winmill, Woodworth B. Winmill (01/08/2025)